UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

October 24, 2011
(correcting order dated June 12, 2006)

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Pharmacopeia Drug Discovery, Inc.

File No. 000-50523 - CF# 18498

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Pharmacopeia Drug Discovery, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 12, 2006.

Based on representations by Pharmacopeia Drug Discovery, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through March 24, 2013
Exhibit 10.2	through March 27, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jennifer Riegel
Special Counsel